Exhibit 99.1

3-305 Industrial Parkway South
Aurora, Ontario, Canada, L4G 6X7
Phone: (905) 841-2300
Fax: (905) 841-2244
Web: www.helixbiopharma.com
April 18, 2011
NEWS RELEASE

HELIX BIOPHARMA CORP. TO PARTICIPATE IN UPCOMING MOMENTUM WOMEN™ EVENT IN NEW YORK FOCUSED ON WOMEN’S HEALTH AND WELLNESS

Event featuring experts on women’s health including cervical cancer management and prevention, with reference to Helix’s Topical Interferon Alpha-2b developmental drug candidate

AURORA, Ontario, April 18, 2011 – Helix BioPharma Corp. (TSX, NYSE Amex, FSE: “HBP”), a developer of biopharmaceutical drug candidates for the prevention and treatment of cancer, today announced that it will participate in the upcoming Momentum Women™ event on April 20, 2011, in New York City. The event will include medical experts on women’s health topics including cervical cancer management and prevention and will reference Helix’s Topical Interferon Alpha-2b developmental drug candidate. Helix BioPharma is also a sponsor of this event.

Ceslie Armstrong, founder of Momentum Women™, will host the event featuring wellness experts, including Shobha S. Krishnan, MD, a primary care physician and gynecologist at Barnard Health Services, Columbia University, New York. Discussion of current and future management of cervical cancer, human papilloma virus (“HPV”) infections and precancerous cervical disease, will include Helix’s novel approach under development for the treatment of HPV-induced low-grade cervical lesions, which can lead to cervical cancer.

Dr. Krishnan has been involved in the area of primary care and women's health for over 25 years. She has extensive experience in the field of HPV and HPV-related diseases, such as cervical cancer. She has practiced as a surveillance physician for the Centers for Disease Control and Prevention, sits on the Medical Advisory Board of the National Cervical Cancer Coalition, resides on the expert's panel of the American Social Health Association and is the Founder and President of the Global Initiative Against HPV and Cervical Cancer.

“We are delighted to participate in this event to help women become more aware of HPV and cervical cancer,” said John Docherty, President and COO of Helix BioPharma.

“We are very pleased to partner with Helix BioPharma for our upcoming event, and support their work in the development of their Topical Interferon Alpha-2b drug candidate,” said Ceslie Armstrong. “As a cervical cancer survivor, I am grateful for the work Helix BioPharma is doing in the area of cervical cancer prevention. The well-being of women is the core of our programming and through identifying experts, products and companies like Helix BioPharma that care greatly about women, we are privileged to bring this incredibly important information to our audience.”

About Momentum Women™

This event was founded in 2006 by the social networking and live event division of the company Momentum Women™ Media & Entertainment that produces, syndicates, and distributes original programming for women across multiple screens and platforms. The programming mantra of "Stylish, Healthy, and Informed" ensures content that encourages, spotlights, and celebrates products and companies supporting the empowerment and wellness of women and their families. For more information about this organization, please visit their website at www.momentumwomen.com.

About Shobha S. Krishnan, MD

Dr. Krishnan has been involved in the area of primary care and women's health for over 25 years. She has extensive experience in the field of HPV and HPV-related diseases, such as cervical cancer. She has practiced as a surveillance physician for the Centers for Disease Control and Prevention, sits on the Medical Advisory Board of the National Cervical Cancer Coalition, resides on the expert's panel of the American Social Health Association and is the Founder and President of the Global Initiative Against HPV and Cervical Cancer. She has been retained by Helix to participate in the wellness expert discussion due to her noteworthy work promoting awareness of cervical cancer management.

About Topical Interferon Alpha-2b

Interferon alpha-2b is a potent cytokine that possesses antiviral, immunomodulatory and antiproliferative activities with activity against HPV. Topical Interferon Alpha-2b is a semi-solid formulation of recombinant interferon alpha-2b based on Helix’s Biphasix™ platform drug formulation technology. This technology involves the formation of biphasic lipid vesicles for use as a vehicle for administration of a biologically active material encapsulated within the lipid bilayers. Topical Interferon Alpha-2b is under development as a cosmetically appealing cream dosage form that can be easily and conveniently self-applied intravaginally for the treatment of low-grade cervical lesions using a common vaginal applicator.

About Helix BioPharma Corp.

Helix BioPharma Corp. is a biopharmaceutical company focused on cancer therapy. The Company is actively developing innovative products for the prevention and treatment of cancer based on its proprietary technologies. Helix’s product development initiatives include its Topical Interferon Alpha-2b and its novel L-DOS47 new drug candidates. Helix is listed on the TSX, NYSE Amex and FSE under the symbol “HBP”. For more information, please visit www.helixbiopharma.com.

Investor Relations:	Media Relations:
Stanley Wunderlich	Richard Stern
Consulting for Strategic Growth 1 Ltd.	Stern & Co.
Tel: 800-625-2236 ext. 7770	Tel: 212 888-0044
Email: swunderlich@cfsg1.com	Email: richstern@sternco.com

Women’s Health Advocacy Relations:
Jennifer K. Zimmons, Ph.D.
Cooper Global Communications
Tel: 212 317-1400
Email: jzimmons@cgc-us.com

Forward-Looking Statements and Risks and Uncertainties

Helix BioPharma Corp. (“Helix” or the “Company”) has relied solely on Momentum Women™ and Dr. Shohba S. Krishnan for the information about them, respectively, contained in this News Release and the Company disclaims any liability with respect to such information. Helix disclaims responsibility or liability for information contained in any linked or referenced third party website, and such links and references do not constitute an endorsement by Helix of such websites. This News Release contains certain forward-looking statements and information (collectively, “forward-looking statements”), regarding the Company’s product development initiatives and in particular, the development of its Topical Interferon Alpha-2b drug candidate. Such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Material factors or assumptions which have been applied in making forward-looking statements, include, but are not limited to, the safety and efficacy of Helix’s drug candidates; the timely receipt of necessary regulatory approvals and appropriate financing; and that the Company’s drug candidates will ultimately be successfully developed and commercialized. These forward-looking statements are subject to risks and uncertainties that may cause actual events or results to differ materially from such statements. These risks and uncertainties include without limitation, that the Company’s assumptions may prove to be incorrect; Helix’s need for additional future capital, which may not be available; uncertainty whether Helix’s drug candidates will be successfully developed and commercialized; research and development risks, including manufacturing risks and negative clinical trial results; the need for further regulatory approvals, which are not assured; intellectual property risks; and uncertainty of the size and existence of a market opportunity for Helix’s products. These and other risks and uncertainties, which could cause actual results to vary materially from current results or those anticipated in forward-looking statements, are more fully described in Helix’s latest Form 20-F and other documents filed on SEDAR at www.sedar.com and on EDGAR at ww.sec.gov. The Company assumes no obligation, except as required by law, to update any forward-looking statement, whether as a result of new information, future events or otherwise.